                         American Italian Pasta Company
                            4100 North Mulberry Drive
                           Kansas City, Missouri 64105

                                  March 1, 2004

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC  20549

         Re:  American Italian Pasta Company Application for Withdrawal of
              Registration Statement on Form S-3, File No. 333-106156

Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended (the
"Securities Act"), American Italian Pasta Company (the "Company") hereby applies for the withdrawal of its Form S-3 Registration Statement, originally filed on
June 16, 2003, File No. 333-106156, as amended, together with all exhibits thereto (collectively, the "Registration Statement").

         The Registration Statement covered the resale of certain shares of the registrant's common stock by Mrs. Leeper's, Inc. The Company has subsequently repurchased the shares of common stock owned by Mrs. Leeper's, Inc. and the
Registration Statement is no longer necessary. The Registration Statement has not been declared effective and no shares of common stock of the Company have been or will be sold pursuant to the Registration Statement. The Company requests that an order granting withdrawal of the Registration Statement be issued by the Securities and Exchange Commission (the "Commission") as promptly as possible.

         The Company also proposes in accordance with Rule 457(p) that all fees paid to the Commission in connection with the filing of the Registration
Statement be credited to the account of the Company as an offset of all or a portion of the fee due for a subsequent registration statement.

         Please forward copies of the order consenting to withdrawal of the
Registration Statement to the undersigned at Briarcliff One, 4100 North Mulberry
Drive, Kansas City, Missouri 64116-0696. If you have any questions regarding the foregoing application for withdrawal, please contact the undersigned
(816-584-5636) or Shari L. Wright (816-983-8165) at Blackwell Sanders Peper
Martin, LLP.

                                     Sincerely,

                                     American Italian Pasta Company

                                     By:  /s/ Warren B. Schmidgall
                                          --------------------------------------
                                     Name:     Warren B. Schmidgall
                                     Title:    Executive Vice President and
                                               Chief Financial Officer